December 14, 2009

VIA FACSIMILE AND EDGAR

Ms. Angela McHale

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Piedmont Office Realty Trust, Inc.
Proxy Statement on Schedule 14A
Filed on November 27, 2009
File No.: 0-25739

Dear Ms. McHale:

This letter sets forth the responses of Piedmont Office Realty Trust, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed on November 27, 2009. The Staff’s comments were provided to the Company in a letter dated December 11, 2009.

Concurrently with the delivery of this letter, the Company has filed a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”). The Revised Proxy Statement contains revisions to the Proxy Statement in response to the Staff’s comments.

For your convenience, the Company will provide the Staff with six courtesy copies of this response letter, together with six copies of the Revised Proxy Statement that are marked to show the changes from the Proxy Statement made in response to your comments. The Company has listed the responses in the same order as the comments were presented and has repeated each comment prior to the response.

Proposal 1: Amendment to the Charter…, page 8

Staff’s Comment 1: Please provide us with an analysis as to why the issuance of new classes of securities should not be considered an offer and sale within Section 5 of the Securities Act of 1933, as amended.

Piedmont Office Realty Trust, Inc.

December 14, 2009

Response: The Company respectfully submits that the issuance of the new classes of securities in the conversion is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 3(a)(9) thereof because the new classes of securities are being issued by the Company in an exchange with existing stockholders exclusively and solely for the Company’s outstanding common stock, and no commission or other remuneration will be paid or given directly or indirectly for soliciting the conversion. By its nature, the conversion will provide for the issuance of new classes of securities only to existing stockholders of the Company. No stockholder will make any cash payment to the Company in connection with the conversion. The Company has not and will not retain any third-party solicitation agent in connection with the conversion. As noted in the Proxy Statement, the Company has retained Computershare Fund Services (“Computershare”) to provide administrative services in connection with the conversion, including contacting stockholders to ensure they have received the proxy statement; however, Computershare has not and will not conduct any soliciting activities. For the above reasons, the Company believes that Section 5 of the Securities Act does not apply to the proposed conversion of the Company’s common stock.

Staff’s Comment 2: Please revise to include disclosure as to how fractional shares will be treated in the conversion.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 10 of the Proxy Statement to describe the treatment of fractional shares in the conversion.

Reasons for the Amendment to the Charter, page 11

Staff’s Comment 3: Refer to the last sentence in this section. Please expand upon your reasons for wanting to effect the reverse stock split, including why you believe it may “aid in the trading of [y]our common stock.” Please also include a discussion of the risks that the reverse stock split may not achieve its intended goal.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 13 of the Proxy Statement to expand its discussion of the reasons for and risks of the reverse stock split.

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In addition, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Revised Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Revised Proxy Statement; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Piedmont Office Realty Trust, Inc.

December 14, 2009

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Please contact the undersigned at (770) 418-8800 with any questions concerning this letter.

Sincerely,

/s/ Robert E. Bowers
Robert E. Bowers
Chief Financial Officer and Executive Vice
President

cc:	Mr. John J. Kelley III — King & Spalding LLP